SHIFTPIXY, INC.
501 Brickell Key Drive, Suite 300

Miami, FL 33131

October 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Daniel Morris

Re:	ShiftPixy, Inc.

Registration Statement on Form S-1

File No. 333-240136

Request for Acceleration

Dear Mr. Morris:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, ShiftPixy, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-240136), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on October 8, 2020, or as soon thereafter as practicable. In prior correspondence, dated August 19, 2020, the Registrant had previously requested effectiveness which was verbally withdrawn by the Registrant on August 20, 2020.

Please call Ivan Blumenthal, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6784 with any comments or questions regarding this matter.

Very truly yours, ShiftPixy, Inc.
By:	/s/ Scott Absher
	Name:	Scott Absher
	Title:	Chief Executive Officer

cc:	ShiftPixy, Inc.

Scott Absher

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Ivan K. Blumenthal, Esq.